The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, NY 10153

November 17, 2009

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	The Estée Lauder Companies Inc.
Form 10-K for the fiscal year ended June 30, 2009
Definitive Proxy Statement on Schedule 14A filed September 29, 2009
File No. 001-14064

Dear Mr. Hartz:

This letter sets forth the responses of The Estée Lauder Companies Inc. to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 28, 2009.  Unless the context requires otherwise, references to “we,” “us,” “our,” and the “Company” refer to the Estée Lauder Companies Inc. and its subsidiaries.  The Company’s responses set forth below correspond to the comments as numbered in the staff’s letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2009

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Company Response:

We note the instructions regarding future filings.  Our proposed disclosures set forth in this letter are subject to change based on the facts and circumstances at the time we make future filings.

Business, page 2

2.                                       Please include the information required by Item 101(b) of Regulation S-K relating to total assets for each business segment.  Additionally, please also include the information required by Item 101(b) and (d) in the Business section or an appropriate cross-reference to another part of the filing.

Company Response:

We have reviewed the disclosure requirements of Item 101(b) and (d) of Regulation S-K.  We currently disclose in Note 20 of Notes to Consolidated Financial Statements, the segment and geographic area financial information required by Item 101(b) and (d).  We further note that these disclosures are made in accordance with the requirements in FASB Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosures about Segments of an Enterprise and Related Information” (Accounting Standards Codification (“ASC”) 280-10-50, Segment Reporting).  In the business section of our Annual Report on Form 10-K for the fiscal year ending June 30, 2010, we will include an appropriate cross-reference to the Notes to Consolidated Financial Statements in Item 8 as follows:

For segment and geographical area financial information, see Note XX of Notes to Consolidated Financial Statements in Item 8.

Trademarks, Patents and Copyrights, page 7

3.                                       Please disclose the duration of the intellectual property discussed in this section.  Refer to Item 101(c)(1)(iv) of Regulation S-K.  In addition, we note the disclosure in the last sentence of the second paragraph.  Please clarify whether the expiration of any group of patents or copyrights may have a material impact on your business.

Company Response:

In response to your comment, we supplementally note that in our disclosure we explain that we protect our trademarks for our principal products in the United States and significant markets worldwide.  In view of the ability to renew trademark registrations, duration is not meaningful in the context of trademark protection.  While copyrights and patents have fixed durations, no individual copyright or patent, nor any group of copyrights or patents, is material to the conduct of our business as they collectively represent less than 1% of our intangible assets.  In our Annual Report on Form 10-K for the fiscal year ending June 30, 2010, we will add disclosure regarding the groups of patents or copyrights in italics as follows:

“While we consider these patents and copyrights, and the protection thereof, to be important, no single patent or copyright, or group of patents or copyrights, is considered material to the conduct of our business.”

With regard to licenses, we will expand our disclosure, as follows, to include a cross-reference to Note 2 of Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies — License Arrangements, where the duration of these arrangements is discussed.

For further discussion on licenses, including the duration of the arrangements, see Note 2 of Notes to Consolidated Financial Statements — Summary of Significant Accounting Policies — License Arrangements.

Risk Factors, page 11

4.                                       On page 18 of your Definitive Proxy Statement on Schedule 14A, we note that you are “controlled company” under the rules of the New York Stock Exchange.  Please include appropriate risk factor disclosure regarding your use of the rules governing “controlled companies” and the impact of these rules on your corporate governance.

Company Response:

In response to your comment, we will add the following risk factor to our future filings, beginning with our Quarterly Report on Form 10-Q for the period ending December 31, 2009:

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, are relying on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not “controlled companies.”

The Lauder family and their related entities own more than 50% of the total voting power of our common shares and, as a result, we are a “controlled company” under the New York Stock Exchange corporate governance standards.  As a controlled company, we are exempt under the New York Stock Exchange standards from the obligation to comply with certain New York Stock Exchange corporate governance requirements, including the requirements:

•                  that a majority of our board of directors consists of independent directors;

•                  that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•                  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

While we have voluntarily caused our Board to have a majority of independent directors and the written charters of our Nominating and Board Affairs Committee and the Compensation Committee to have the required provisions, we are not requiring our Nominating and Board Affairs Committee and Compensation Committee to be comprised solely of independent directors.  As a result of our use of the “controlled company” exemptions, investors will not have the same protection afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Item 3. Legal Proceedings, page 16

5.                                       We note the proposed consent decree referenced in the second paragraph.  Please disclose the amount you have accrued for this liability.

Company Response:

In providing our disclosure, we considered the requirements of Item 103 of Regulation S-K.  Based on these requirements, we included in our disclosure that the relief sought by the State from all potentially responsible parties was estimated to be approximately $19.7 million and that the amount necessary to resolve our share of this matter was not, and continues not to be, material to our consolidated financial statements.  Further, we believe this matter will ultimately be resolved before our next interim filing and anticipate no adverse impact on our consolidated financial statements.  If this matter continues to be ongoing, in future filings we will expand the disclosure by adding the following in italics:

“We have accrued an amount which we believe would be necessary to resolve our share of this matter, and such amount is not material to our consolidated financial statements.”

Market for Registrant’s Common Equity and Related Stockholder Matters, page16

6.                                       We note that the performance graph required by Item 201(e) of Regulations S-K is not included in your Form 10-K or Schedule 14A.  Please advise us as to whether the graph was included in your annual report to security holders.  Refer to Instruction 7 to Item 201(e) of Regulation S-K.

Company Response:

In accordance with Instruction 7 to Item 201(e), the performance graph was included on page 159 of our Fiscal 2009 annual report to security holders.

Critical Accounting Policies

Goodwill, Intangible Assets and Other Long-Lived Assets, page 21

7.                                       To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units:

• The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

• The amount of goodwill;

• A description of the assumptions that drive the estimated fair value;

• A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

• A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Company Response:

We have previously considered the requirements in Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification and believe we have addressed all disclosures required by this guidance.  We have provided investors with an understanding of how the Company estimates the fair value of these assets.  We have provided a sensitivity analysis of the impact of material assumptions on the estimated fair value using other reasonably likely inputs.  Additionally, we have provided early warning disclosures by disclosing the possibility for estimates to change in the near term.

However, to provide additional clarity as of our annual step-one test on April 1, 2009, the closest margins for fair value exceeding carrying value were 8% and 11% for two reporting units.  Goodwill at June 30, 2009 for each of these reporting units was $37.1 million and $40.0 million, respectively.  All other reporting units’ fair values exceeded their respective carrying values by at least 25%.

In future filings (following our annual impairment testing or more frequently if certain events or circumstances warrant), if the carrying value of a material reporting unit is close to the estimated fair value, we will disclose:

• The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

• The amount of goodwill;

• A description of the assumptions that drive the estimated fair value;

• A discussion of the uncertainty associated with the key assumptions; and

• A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

As of our April 1, 2009 annual impairment testing for our other material indefinite-lived intangibles, we determined that the fair value is substantially in excess of carrying value and no further disclosure is considered necessary.  In future filings, we will provide the above disclosures, as applicable, for any other material indefinite-lived intangibles or other long-lived assets or asset groups for which we determine that fair value is not substantially in excess of the carrying value.

Management’s Discussion and Analysis

Charges Associated with Restructuring Activities, page 24

8.                                       Your Form 8-K filed on September 17, 2009 indicates that an officer authorized by the Board of Directors approved the exit of the global wholesale distribution of the Prescriptives brand by January 31, 2010 as part of your process to address underperforming brands under the multi-faceted costs savings program.  In addition to disclosing the estimated amount of charges for restructuring activities related to exiting this brand, please also disclose the estimated impact on your financial statements, including net sales, of exiting Prescriptives as well as any other brand that you have received the necessary approvals to exit, if material.

Company Response:

In response to your comment, we are advising you that the information you referred to in our Current Report on Form 8-K dated September 17, 2009 has been updated accordingly as part of our Quarterly Report on Form 10-Q for the period ended September 30, 2009 in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations - Charges Associated with Restructuring Activities.  In addition, we are supplementally advising you that the estimated impact of exiting the global wholesale distribution of the Prescriptives brand is not anticipated to have a material impact on our future consolidated financial statements, as this brand represented less than 1% of our consolidated net sales for the fiscal year ended June 30, 2009.  We believe the lost business from exiting Prescriptives will be mitigated in part by sales of product offerings from our other existing brands.  Further, in our Current Report on Form 8-K dated October 30, 2009, we reported guidance related to our fiscal 2010 second quarter and full year net sales and diluted net earnings per common share that included the anticipated collective impact of all approved initiatives related to exiting unprofitable operations.

Debt, page 33

9.                                       We note the disclosure in the table regarding your outstanding borrowings.  Please disclose the other material terms of these borrowings, such as any financial or other restrictive covenants.  Please also disclose whether you were in compliance with these covenants, if applicable, as of the most recent practicable date.

Company Response:

In response to your comment, our 6.00% Senior Notes due May 15, 2037, 5.55% Senior Notes due May 15, 2017, and 7.75% Senior Notes due November 1, 2013 are subject to restrictive covenants that include limitations on indebtedness and liens.  In future filings, we will add a footnote to the applicable debt facilities in the table of outstanding borrowings to indicate the following:

As of XX, 20XX, we were in compliance with all related restrictive covenants, including limitations on indebtedness and liens, and expect continued compliance.

We supplementally note there were no other material terms to disclose, including financial or other restrictive covenants, associated with our other facilities, except as already disclosed in our filings.

Item 9A. Controls and Procedures, page 42

10.                                 We note the description of your disclosure controls and procedures in the first sentence of the first paragraph.  This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and l5d-l5(e) under the Exchange Act.  As described, however, the description does not fully conform to the definition in those rules.  In particular, this description does not indicate that your disclosure controls and procedures also are designed to ensure that information you are required to disclose in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Please revise accordingly.

Company Response:

In response to your comment, we provided expanded disclosure in Item 4. Controls and Procedures in our Quarterly Report on Form 10-Q for the period ended September 30, 2009, as shown below, with new language marked in italics:

“Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to management, including our principal executive and financial officers, to allow timely decisions regarding disclosure.  The Chief Executive Officer and the Chief Financial Officer, with assistance from other members of management, have reviewed the effectiveness of our disclosure controls and procedures as of September 30, 2009 and, based on their evaluation, have concluded that the disclosure controls and procedures were effective as of such date.”

Exhibit Index, page 44

11.                                 We note that you provide office space and services to certain affiliates of Messrs. Leonard and Ronald Lauder.  In your next Exchange Act filing, please file the applicable agreements or contracts relating to these transactions.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Company Response:

In response to your comment, we will file the applicable agreements as exhibits to our Quarterly Report on Form 10-Q for the period ending December 31, 2009.

Financial Statements

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Payments to Customers, page F-12

12.                                 As you know, in our letter dated November 1, 2004, we asked about your accounting for payments to customers.  In your response dated November 19, 2004, you provided us with a summary of the evaluation you performed pursuant to EITF 01-9 of the types of activities that you enter into with your customers that are resellers of your products.  Given that it appears payments to customers continue to be material to your statements of earnings, please help us better understand the current types of activities that you enter into which result in payments to your customers.  In this regard, please provide us with a reasonable description of each of these activities, which include purchase with purchase promotions, gift with purchase promotions, advertising, product promotions, and demonstrations.  For each of these activities, please specify the line item on your statements of earnings that includes these costs.  Also tell us more about any arrangements where you assist your customers in the compensation of customer employees.  For each of these arrangements, lead us through the accounting guidance and your related interpretation.  For any costs reflected in selling, general and administrative expenses, please help us better understand how you determined that you could have entered into an exchange transaction with a party other than your customer in order to receive the same benefit.  Please refer to paragraph 9(a) of EITF 01-9.

Company Response:

The current types of activities that the Company enters into that result in payments to customers are bonification, cooperative advertising, demonstrations and product promotions.  Gift with purchase and purchase with purchase promotions do not result in payments to customers.  The following is a description of these activities:

Gift with Purchase and Purchase with Purchase Promotions

As a promotional vehicle, the Company supports programs that result in the ultimate consumer receiving free or specially priced promotional merchandise.  These programs are commonly referred to as Gift with Purchase (“GWP”) and Purchase with Purchase (“PWP”).

Product costs associated with GWP and PWP activities are categorized by the Company as an element of cost of sales in the consolidated statements of earnings.  These types of activities do not result in payments to our customers and were disclosed in the Payments to Customers caption to group all of our activities accounted for under FASB ASC 605-50, Customer Payments and Incentives (formerly EITF 01-9).  In future filings, we will disclose this activity under another caption in the notes to the consolidated financial statements.

Bonification

Certain of our subsidiaries pay a bonification fee to customers that sell the Company’s products (e.g., perfumeries and other retailers).  These fees generally take the form of a percentage of sales, making it similar in nature to a concentration volume discount.  A bonification fee does not provide an incremental benefit to the Company for the payment made to that customer.  Such arrangements did not meet the separability condition and therefore should be recorded as a reduction of revenue.  Accordingly, these costs are classified by the Company as a reduction of net sales in the consolidated statements of earnings.

Cooperative Advertising

The Company advertises in newspapers, magazines, and television and radio programs directly with third parties or through an advertising agency.  In addition, the Company engages in cooperative advertising with certain of its customers.  Cooperative advertising arrangements result in payments to our customers to reimburse them for a portion of the advertising costs incurred only with respect to our products.

These cooperative advertising activities overcome the presumption that these costs are a reduction of revenue in accordance with the provisions of FASB ASC 605-50-45-2 (formerly paragraphs 9(a) and 9(b) of EITF 01-9) insofar as:

•                  We have received an identifiable benefit in the form of specific advertising.  This is supported by our involvement in the type and timing of the advertisement.

•                  The Company engages an independent third party to verify and report to us the execution of the advertisement.  We can reasonably estimate the fair value of the advertising benefit received by reference to published costs made available to us by these independent third parties as well as by reference to the costs of advertising we obtain directly from third parties.

•                  The customers are required to provide documentation to the Company that the advertising has been purchased and run in the media.

•                  The advertising activities are sufficiently separable from the sale of our product such that the Company could have purchased the advertising from another third party.

Based on the foregoing the Company records cooperative advertising costs as a component of selling, general and administrative expenses in the consolidated statements of earnings.

Demonstrations

In certain channels or markets, we enter into arrangements with certain of our customers to share the costs of salaries and commissions of product demonstrators on a pre-arranged formula.

The activities that demonstrators perform include: personally assisting consumers in product selections, communicating the attributes, advantages and benefits of the products, providing complementary product advice, participating in the execution of special events/promotions, learning the consumers’ preferences and buying/service needs, promoting upcoming product launches, handing out samples of product and portraying the brand image with which the consumers associate our products.  Additionally, the demonstrators provide the Company with consumer intelligence on product feedback, which benefits the Company in making future product launch and marketing decisions.  Such activities offer the opportunity to provide personal marketing and promotion of individual products, discuss their quality and benefits, as well as education on basic product application.

These promotional activities overcome the presumption that these costs are a reduction of revenue in accordance with the provisions of FASB ASC 605-50-45-2 (formerly paragraphs 9(a) and 9(b) of EITF 01-9) insofar as we receive an identifiable benefit in exchange for the consideration, we can sufficiently separate those costs from the sale of our products, and we can determine the value of the benefit received.

Payments that the Company makes for the demonstrators’ costs are based on performance that requires various skill sets and amounts of time.  The Company is ensured of performance under this arrangement to the extent that our Company representatives have the ability to periodically monitor staffing levels.  In addition, the Company has the opportunity to review payroll records of the customer in advance of making these payments.  We can reasonably estimate the fair value of the benefit received by reference to the costs the Company incurs with regard to employee demonstrators who work for the Company at our own freestanding retail stores.

We have received an identifiable benefit in the form of product promotion by maintaining our image, creating consumer demand and delivering high quality service.  The demonstrator is similar to an advertisement in that they attract the attention of the public and allow the Company to promote its brand image.

With regard to the separability condition, the Company has received a similar benefit with parties other than customers where the Company:

1) enters into similar arrangements directly with product demonstrators (e.g., the Company pays staff directly in its Company-owned retail stores, the Company uses freelance demonstrators);

2) engages demonstrators to facilitate open-house style events hosted by the Company and to promote products at fashion events;

3) can utilize an employment agency to supply product demonstrators on a contract basis; and

4) could hire demonstrators and place them in various venues such as at shopping malls, conventions and trade fairs in order to promote the product.

Based on the foregoing, the related costs are recorded as a component of selling, general and administrative expenses in the consolidated statements of earnings.

Product Promotions

In an effort to maintain a particular image, the Company is very involved in the design and construction of counters as a mechanism to promote its products.  Accordingly, the Company will often enter into arrangements with certain customers to share the cost of counter construction.

These shared cost arrangements, which for the year ended June 30, 2009 were less than one-half of a percent of net sales, involve a design phase, where counters are uniquely customized (e.g., logos are built into the counter) to portray the image of our brand while promoting products, attracting consumers and marketing to certain types of consumers.  To ensure the desired marketing and promotion of our products, the design of the counters is undertaken and funded directly by the Company.  The Company initiates a competitive bidding process with third-party vendors to ensure the quality of the contractor and the related workmanship is executed to the standard required to appropriately support the marketing and promotion of our products.  In certain circumstances, the Company provides the specifications and acceptable vendor selections to our customer so that the customer can select a third-party vendor.  In these situations, the third-party vendor is retained by the customer to construct the counter.  This formality facilitates certain timing, insurance and other administrative aspects of the arrangement.

We can reasonably estimate the fair value of this product promotion benefit received by reference to the costs of counters where we contract directly with the third-party vendors and the extensive involvement of the Company to facilitate the competitive bidding process.

Pursuant to FASB ASC 605-50 (formerly EITF 01-9), as we have for the issues discussed above, we consider criteria related to: (i) the Company receiving an identifiable benefit, (ii) the ability of the Company to enter into a similar transaction with someone other than a seller of its products, and (iii) the ability to reasonably determine the fair value of the benefit received.

The Company receives an identifiable benefit from this form of product promotion as a counter is used to demonstrate and market our products and promote brand image.  The counter design portrays a consistent brand image and is recognizable by the consumer regardless of where the counter resides and is made available to us exclusively by the customer.  The counter arrangement is akin to cooperative demonstration, whereby the customer shares in the costs of demonstrating, promoting and marketing our products.

We can, and we do, enter into arrangements to construct counters with third-party vendors, other than sellers of our goods.  In addition, we design and contract for the construction of counters in our Company-owned retail stores.

The negotiation of this product promotion activity is separate and apart from the revenue stream and is properly categorized as selling, general and administrative expense in the consolidated statements of earnings.

Note 7 - Charges Associated with Restructuring Activities, page F-20

13.                                 Please provide the disclosures by segment required by paragraph 20(d) of SFAS 146.  Please also consider expanding your MD&A restructuring activities discussion beginning on page 24 to discuss the specific segments which will be impacted by these restructuring activities and the extent to which they will be impacted.  For example, you disclose that you expect the implementation of the program, combined with other on-going cost savings efforts, to result in savings of approximately $450 million to $550 million (beginning with approximately $175 million to $200 million in Fiscal 2010).  Please consider disclosing these amounts by segment.  Please also tell us how you determined that total charges associated with restructuring activities should be presented separately in Note 20 and not allocated to each of your segments in arriving at their operating income (loss) amounts in accordance with paragraph 29 of SFAS 131.

Company Response:

The Company evaluates and reports segment performance based upon operating income exclusive of charges associated with restructuring activities because the restructuring activities are deemed a company-wide program to redesign and integrate the organizational structure in a more cohesive way.  The restructuring undertaken by the Company has been designed to create efficiencies throughout the organization, benefiting multiple product categories, without focus on any specific one.  We believe an allocation method to provide the charges associated with restructuring activities by product category would be arbitrary and would not result in a meaningful presentation.

We have considered your recommendations for expanding the MD&A restructuring activities discussion into specific segments but have determined that this additional information would not be meaningful in light of the fact that management does not analyze restructuring activities by segment as discussed above.

Charges associated with restructuring activities are presented separately in Note 20 to the Notes to Consolidated Financial Statements and not allocated to each segment in arriving at their operating income (loss) because charges associated with restructuring activities are not included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.  However, we have clarified this disclosure in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, with changes highlighted in italics:

“... management also evaluates performance on a product category basis, before total charges associated with restructuring activities.”

In future filings, we will add the following to the above clarification:

These charges are not allocated to the product categories because they result from activities that are deemed a company-wide program to redesign the Company’s organizational structure.

We will also modify, beginning with our Quarterly Report on Form 10-Q for the period ending December 31, 2009, the presentation of our reconciliation of the total product categories’ measures of profit (loss) to consolidated earnings before income taxes as follows:

	Three Months Ended December 31		Six Months Ended December 31
	2009	2008	2009	2008
(In millions)
PRODUCT CATEGORY DATA
Operating Income (Loss):
Skin Care	$ xx	$ xx	$ xx	$ xx
Makeup	xx	xx	xx	xx
Fragrance	xx	xx	xx	xx
Hair Care	xx	xx	xx	xx
Other	xx	xx	xx	xx
	xx	xx	xx	xx
Reconciliation:
Total charges associated with restructuring activities	xx	xx	xx	xx
Interest expense, net	xx	xx	xx	xx
Earnings before income taxes	$ xx	$ xx	$ xx	$ xx

Exhibit 10.18 - $750 Million Credit Agreement

14.                               It appears that Exhibits A-I were not included in the Credit Agreement you filed as Exhibit 10.1 to your Current Report on Form 8-K, dated April 26, 2007.  Please file the complete Credit Agreement, including all schedules and exhibits, in your next Exchange Act filing or tell us when Exhibits A-I were previously filed.

Company Response:

In response to your comment, we will file the complete Credit Agreement, including all schedules and exhibits, as an exhibit to our Quarterly Report on Form 10-Q for the period ending December 31, 2009.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED SEPTEMBER 29, 2009

Compensation Discussion and Analysis, page 31

Annual Incentive Bonuses, page 33

15.                               Please disclose the actual performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal.  Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout.  See Item 402(b)(2)(v)-(vi) of Regulation S-K.  For example, we note that you disclose the target levels and the actual results achieved for the company-wide net sales and earnings per share, but not the threshold and maximum levels and corresponding payouts.  Additionally, we further note that you do not disclose the targets for group financial and operational indicators for the Group Presidents.

Company Response:

In response to your comment, in addition to the fairly extensive discussion we provided in the Compensation Discussion and Analysis, we would have reflected details regarding the threshold and maximum performance levels and payouts with respect to annual incentive bonuses as follows for fiscal 2009:

For fiscal 2009, the targets for the company-wide annual incentive bonus opportunities and corresponding payouts were as follows:

		Threshold		Target		Maximum		Actual Performance
	Fiscal 2009 Target (1)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)
Net Sales	$8,398.2 million	94.2%	25%	100%	100%	102.2%	120%	90.9%	0%
Diluted Net Earnings Per Share from Continuing Operations	$2.68	89.6%	25%	100%	100%	103.7%	120%	54.1%	0%
Inventory Days to Sell	163.1 days	90%	25%	100%	100%	100%	100%	105.8%	100%

(1)   Net sales are calculated at budgeted exchange rates at the time the target was set.  Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

Accordingly, executive officers received no payouts under the Executive Annual Incentive Plan in respect of the company-wide net sales and earnings per share goals and a payout equal to 100% of their opportunity in respect of the company-wide inventory days to sell goal.  The payouts for the named executive officers are set forth in the Summary Compensation Table.

For the Group Presidents, the group financial and operational indicators were based on net sales, net operating profit margin (“NOP”), inventory days to sell related to the sales divisions that they manage.  Given the interdependencies among the divisions, the goals overlap to some extent.  As a percentage of the total aggregate bonus opportunity target, group net sales was 15%, group NOP margin percentage was 15% and group inventory days to sell was 10%.  The opportunities and corresponding payouts for each were as follows:

		Threshold		Target		Maximum (2)		Actual Performance
	Fiscal 2009 Target (1)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)
Net Sales
Demsey	$3,458.2 million	90%	25%	100%	100%	100%	100%	91.6%	37.0%
Prouve	$4,453.1 million	90%	25%	100%	100%	100%	100%	91.3%	35.1%
NOP Margin %
Demsey	16.61%	90%	25%	100%	100%	100%	100%	88.7%	0%
Prouve	23.07%	90%	25%	100%	100%	100%	100%	93.1%	48%
Inventory Days to Sell
Demsey	173.9	90%	25%	100%	100%	100%	100%	103.6%	100%
Prouve	126.0	90%	25%	100%	100%	100%	100%	126.6%	100%

(1)   Net sales are calculated at budgeted exchange rates at the time the target was set.  Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

(2)   A premium (upside) of 15% of the overall aggregate target bonus opportunities may have been earned if the net sales target is met and the NOP margin % target is exceeded by one-half of one percentage point.

Long-Term Equity-Based Compensation, page 35

16.                                Please disclose in greater detail the factors considered by your compensation committee in determining the amount of equity-based compensation, in the aggregate and with respect to each type of equity-based compensation, to award to each named executive officer.  See Item 402(b)(1)(v) of Regulation S-K.

Company Response:

In response to your comment, we will combine disclosures made elsewhere in the Compensation Discussion and Analysis and add additional details regarding the factors considered.  The paragraph will read as follows:

The amounts of equity-based compensation granted to the named executive officers reflect applicable employment agreements and a desired shift toward more equity-based compensation as a percent of the total mix of compensation.  The equity-based elements also serve as a retention mechanism and to help executive officers acquire sufficient shares of Class A Common Stock to satisfy the executive stock ownership guidelines.  Other factors considered include internal equity among the executive officers and their respective levels of responsibility.  The allocation among the different types of awards — 50% stock options, 25% PSUs (at target level) and 25% RSUs — reflects a balance among motivating the executive officers, rewarding performance, mitigating risk and helping the executive officers increase their equity ownership.  No specific weightings were used to determine the specific amounts or the total mix of the equity-based compensation.  The amounts and allocation of equity-based compensation elements are also compared with practices of the peer group companies (noted below) to make sure they are competitive.

17.                               Please provide more detail surrounding your PSU grants, including performance goals and the payouts associated with meeting the threshold, target, and maximum levels of each performance goal.  For the PSUs that were granted in a previous fiscal year with a performance period ending in the current fiscal year, please also disclose actual results achieved by the Company and how you evaluated these results to reach the actual payout.  For PSUs that you are granting in the current fiscal year, please provide the actual performance goals, including the goals associated with the threshold, target, and maximum payouts listed in the Grants of Plan-Based Awards chart.  See Item 402(b)(2)(v)-(vi) of Regulation S-K.

Company Response:

In response to your comment, in addition to the fairly extensive discussion we provided in the Compensation Discussion and Analysis, we would have reflected details regarding the threshold and maximum performance levels and payouts with respect to the PSUs paid out after the end of fiscal 2009 and the PSUs granted in fiscal 2009 as follows:

The targets for the PSU opportunities and corresponding payouts for PSUs granted in fiscal 2007 for the three-year period ended June 30, 2009 were based on cumulative average growth rates (“CAGR”) in company-wide net sales and earnings per share as follows:

	Fiscal 2007 through	Threshold		Target		Maximum		Actual Performance
	Fiscal 2009 Target (1)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)
Net Sales (CAGR)	6.5%	90%	50%	100%	100%	110%	150%	92.9%	64.7%
Diluted Net Earnings Per Share from Continuing Operations (CAGR)	9.9%	85%	50%	100%	100%	115%	150%	(9.6)%	0%

(1)   Net sales are calculated at budgeted exchange rates at the time the target was set.  Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

The targets for the PSU opportunities and corresponding payouts for PSUs granted in fiscal 2009 for the three-year period ending June 30, 2011 are based on CAGR in company-wide net sales and earnings per share as follows:

	Fiscal 2009 through	Threshold		Target		Maximum
	Fiscal 2011 Target (1)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)	% of Target	Payout (% of Oppty)
Net Sales (CAGR)	7.1%	90%	50%	100%	100%	110%	150%
Diluted Net Earnings Per Share from Continuing Operations (CAGR)	11%	85%	50%	100%	100%	115%	150%

(1)   Net sales are calculated at budgeted exchange rates at the time the target was set.  Measurement of performance is subject to certain automatic adjustments described in this section of the Compensation Discussion and Analysis.

****

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (212) 572-4429.  My fax number is (212) 572-6787.

Very truly yours,

/s/ Richard W. Kunes

Richard W. Kunes
Executive Vice President and
Chief Financial Officer

cc:	Jessica Kane
Nudrat Salik
Andrew Schoeffler